August 10, 2006

Via EDGAR

Securities and Exchange Commission
ATTN: Gary Newberry
Division of Corporation Finance
100 F Street, NE

Washington, DC 20549-7010

Re:          Comment letter dated July 14, 2006
                Solitario Resources Corporation ("Solitario or the "Company")
                Form 10-K for the Year Ended December 31, 2005
                Filed on March 28, 2006
                SEC File No. 0-50602

Dear Mr. Newberry:

          Set forth below are our responses to the comments of the staff of the Securities and Exchange Commission (the "Staff"). The number of the responses and headings set forth below correspond to the numbered comments and headings on the letter from the Staff.

Furthermore, Solitario acknowledges the following:

     Solitario is responsible for the adequacy and accuracy of the disclosure in our filings with the Securities and Exchange Commission (the "SEC"); and

     Staff comments or changes to disclosures in response to Staff comments do not foreclose the SEC from taking any action with respect to our filings; and

     Solitario may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States

Form 10-K For the Fiscal Year ended December 31, 2005
General

1.     We noted your EDGAR filing does not include page numbers. Please paginate all future filings.

RESPONSE:

          We have revised our EDGAR software to include page numbers in all future filings.

Selected Quarterly Information

2.     Provide two years of quarterly data as required by Regulation S-K Item 302. Include descriptions of any unusual or infrequently occurring items recognized within each quarter.

RESPONSE:

          The information is included in the filing under Note 9 to the Consolidated Financial Statements.

Liquidity and Capital Resources

3.     We note that the amount of vested stock options outstanding at December 31, 2005, and that, based upon the closing stock price on the balance sheet date, a material amount of these are considered "in the money." Provide a discussion of your stock-based compensation programs and the potential impact of the exercise of these options and other forms of stock-based compensation on your liquidity as required under Item 303(a)(2)(ii) of Regulation S-K.

RESPONSE:

          In our future filings we will significantly expand our discussion of Stock-Based Compensation Plans under Liquidity and Capital Resources to include a discussion of the number of options (and any other stock-based compensation plans we may have in the future), the number of options exercised and any cash proceeds therefrom, the options outstanding, their weighted average exercise price(s), the number of vested options, and the intrinsic value of those options. In addition we will provide the Company's estimate of future potential liquidity from the exercise of vested options over the next twelve months.

          The following disclosure has been included in our second quarter Form 10-Q and similar disclosures will be included in all future filings under Liquidity and Capital Resources. The Liquidity and Capital Resources section has been reformatted with subtitles for (i) Marketable Equity Securities, (ii) Stock Based Compensation, (iii) Working Capital, (iv) Deferred Tax Liabilities and (v) Cash Balances to assist readers in evaluating our disclosures:

Stock Based Compensation Plans

           During the first six months of 2006, holders exercised options from our 1994 Plan for 1,095,000 shares and paid us $874,000. The exercise price of options for 980,000 of these shares

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was Cdn$0.94 per share, the exercise price of options for 50,000 of these shares was Cdn$0.65 per share and the exercise price of options for 65,000 of shares options was Cdn$0.73 per share. During the first six months of 2005 holders exercised options for 5,000 shares for proceeds of $3,000.

The following table summarizes our outstanding stock options from our 1994 Plan and our 2006 Plan as of June 30, 2006:
Options Outstanding			Options Exercisable
Number	Weighted Average Remaining Contractual Life (in years)	Weighted Average Exercise Price Cdn$	Number Exercisable	Weighted Average Exercise Price Cdn$	Intrinsic value of exercisable options (1)
1994 Plan:
1,010,000	0.6	$0.73	1,010,000	$0.73	$1,912,000
135,000	2.2	$0.81	114,375	$0.81	208,000
1,145,000	0.8		1,124,375		$2,120,000
2006 Plan:
1,655,000	5.0	$2.77	413,750	$2.77	$30,000

(1)The intrinsic value of options exercisable at June 30, 2006 based upon the quoted market price of Cdn$2.85 per share for our common stock on the Toronto Stock Exchange and an exchange ratio of 0.89309 Canadian dollar per United States dollar.

          As a result of the options from the 1994 Plan being significantly "in the money" as of June 30, 2006, we anticipate that 1,010,000 unexercised options currently outstanding from our 1994 Plan will be exercised prior to their expiration date of March 7, 2007 for estimated proceeds of approximately $658,000, based upon the above exchange ratio, assuming there is no significant decline in the quoted market price for a share of our common stock on the Toronto Stock Exchange. We would not expect that a significant number of our remaining vested options, from either the 1994 Plan or the 2006 Plan, will be exercised in the next year.

          We note that although our disclosures in MD&A in the 10-K did not include a discussion of the potential impacts of stock-compensation programs, the disclosures of the number of shares that were vested and their exercise price, as well as the market price or our common stock was available to a reader of the financial statements. In addition, the impact from the exercise of these options has been disclosed in subsequent filings (in our first quarter Form 10-Q). We also believed that as of the date of the filing of the Form10-K, the relative impact to liquidity from the exercise of options was certainly less than the disclosed impact of our $19.1MM from our investment in marketable equity securities. Accordingly, we believe that given the subsequent information regarding stock-based compensation in our subsequent filings, amending our existing 2005 Annual Report on Form 10-K for the impacts of stock-based compensation would not provide significant benefits to readers of the financial statements contained therein.

Consolidated Statement of Operations

4.      Please revise the presentation of your financial statements and footnotes to clearly identify your operations as being in the exploration stage and to provide appropriate disclosure and presentation in accordance with Statement of Financial Accounting Standards (SFAS) 7. Please refer to SFAS 7, paragraph 11 for further guidance. Also note that the report of your independent public accountant will need to be revised to address these additional disclosures.

RESPONSE:

SFAS No. 7

          We have reviewed the guidance provided by SFAS No. 7 and we do not believe we meet the criteria for a Development Stage Enterprise and we accordingly, do not believe that we are required to provide the disclosures required by paragraph 11 of SFAS No. 7.

The determining guidance is provided in paragraph 8 of SFAS No. 7:

8.     For purposes of this Statement, an enterprise shall be considered to be in the development stage if it is devoting substantially all of its efforts to establishing a new business and either of the following conditions exists:

a.     Planned principal operations have not commenced.

b.     Planned principal operations have commenced, but there has been no significant revenue therefrom.

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          We are not a new business. We are not spending a significant amount of time or resources establishing a new business. We were formed in 1984, over 22 years ago, as a wholly-owned subsidiary of an established operating entity, Crown Resources Corporation. We became a Canadian public company in 1993 (through an IPO with a listing on the Toronto Stock Exchange). We have been a US public company and a registrant with the SEC since February 2004. We have conducted the same business operation during that entire time, which is to acquire a portfolio of exploration properties and perform exploration activities on those properties and to sell, joint venture and or develop those properties. Accordingly, as part of an established enterprise, we were never classified as a Development Stage Enterprise, in accordance with SFAS No. 7 and we do not meet the definition of a new business now.

          In addition, we have had significant revenues from the operations we commenced over 22 years ago. In 2000 we sold our mining interest in our Yanacocha property for $6 million, (we retained a royalty as part of that sale). This is disclosed in our 2005 Annual Report on Form 10-K in Item I as well as in Note 2 to the consolidated financial statements. We have disclosed in our Form 10-K that revenues have occurred infrequently in the past and future revenues, if any, are also expected to occur on an infrequent basis.

          We have never been a "dormant company," that has been reactivated to undertake development stage activities, as might be the case described in footnote 7 of SFAS No. 7.

          Accordingly we believe SFAS No. 7 does not apply to Solitario and inclusion of the disclosures required by paragraph 11 of SFAS No. 7, would not be appropriate.

Prospective disclosure

          We note that we have properly described our Company as an "Exploration Stage Company" pursuant to paragraph (a)4(i) of SEC Industry Guide 7. This may have created some confusion with the requirement of the instruction to paragraph (a) of SEC Industry Guide 7, which states:

(a). Mining companies in the exploration stage should not refer to themselves as development stage companies in the financial statements, even though such companies should comply with FASB Statement No. 7, if applicable.

          SFAS No. 7 does not apply to us for the reasons discussed above. However, because our revenues do not occur on a regular basis, we are proposing additional disclosure on a prospective basis in the business overview section of Item I to our future Annual Reports on Form 10-K and our MD&A in all future annual and interim reports on Form 10-K and Form 10-Q. We believe this will eliminate any possible confusion and to assist a reader of our financial statements and related disclosures.

The following disclosure has been included in our quarterly report on Form 10-Q for the three and six months ended June 30, 2006:

(a). Business Overview and Summary

          We are an exploration stage company with a focus on the acquisition of precious and base metal properties with exploration potential. We primarily acquire and hold a portfolio of exploration properties for future sale, joint venture or development, either on our own or with joint venture partners. We were incorporated in the state of Colorado on November 15, 1984 as a wholly owned subsidiary of Crown.  We have been actively involved in this business since 1984 and have in the past recorded revenues from the sale of these properties on an infrequent basis, with the last significant revenues recorded in 2000 upon the sale of our Yanacocha property for $6,000,000.  We expect future revenues from the sale of properties, if any, would also occur on an infrequent basis. At June 30, 2006 we had twelve exploration properties in Mexico Peru, Bolivia Mexico and Brazil. We are conducting exploration activities in all of those countries. On July 26, 2004, Crown completed a spin-off of its holdings of our shares to its shareholders, whereby each Crown shareholder received 0.2169 shares of our common stock for each Crown share they owned. Crown currently owns less than one percent of our outstanding common stock.

5     We note your statement that your chief executive officer and your chief financial officer have concluded that your system of disclosure controls and procedures are effective, but you further state that there were "deficiencies with our disclosure controls and procedures." This disclosure seems to state that your disclosure controls and procedures are effective, except to the extent they are not effective. Given the deficiencies you have disclosed, it is unclear how you have concluded your disclosure controls and procedures are effective. Amend your filing to provide appropriate disclosure explaining how the disclosure controls and procedures were determined to be effective in light of the identified matters. Or, if true, you may state that given the identified matters, your disclosure controls and procedures are not effective.

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RESPONSE:

          Per our review of our system of disclosure controls and procedures, we believed them to be effective. We noted, as part of a limited review of our internal controls over financial reporting, that we had certain deficiencies in our internal controls. However, we believed that these deficiencies in internal controls did not cause our system of disclosure controls to be ineffective.

          In our future filings, we intend to include a section in MD&A expanding the discussion of the nature of our identified deficiencies in internal controls, for example the lack of segregation of duties and of an internal GAAP expert. This discussion will also include the steps we are taking to mitigate and or eliminate these weaknesses as well as a discussion of how we assure ourselves of the integrity of our financial statements and disclosures. In addition, we will eliminate the confusing language (in both Item 9A and in MD&A) in our discussion of disclosure controls and procedures that referenced the deficiencies in internal controls.

          The following disclosure has been included in our quarterly report on Form 10-Q for the three and six months ended June 30, 2006:

(j.) Disclosure Controls and Procedures and Internal Controls Over Financial Reporting

Disclosure controls and procedures

          Disclosure controls and procedures are our controls and other procedures that are designed to ensure that information required to be disclosed by us in the reports that we file or submit under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported, within the time periods specified in the Securities and Exchange Commission's rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by us in the reports that we file under the Securities Exchange Act is accumulated and communicated to our management, including our principal executive officer and principal financial officer, as appropriate to allow timely decisions regarding required disclosure.

          As of the end of the period covered by this report (the "Evaluation Date"), we carried out an evaluation, under the supervision and with the participation of the Company's management, including the Company's Chief Executive Officer and the Company's Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures pursuant to Exchange Act Rule 13a-15. Based upon that evaluation, our Chief Executive Officer and the Chief Financial Officer concluded that as of the Evaluation Date, our disclosure controls and procedures were effective in alerting them in a timely manner to material information relating to the Company and its subsidiaries that is required to be included in the reports that we file or submit under the Securities Exchange Act of 1934.

          Internal control over financial reporting

          Internal control over financial reporting is defined as a process designed by, or under the supervision of our chief executive officer and our chief financial officer, and effected by our board of directors, through our audit committee, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. These include procedures that (i) pertain to maintenance of records in reasonable detail to accurately reflect transactions and disposition of assets; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles and that receipts and expenditures are being made only in accordance with authorizations of our management and directors; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on our financial statements.

          We have performed a limited review of our system of internal controls over financial reporting and noted certain deficiencies in these controls. These deficiencies include (i) lack of segregation of duties, (ii) limited capability to interpret and apply United States generally accepted accounting principles, (iii) lack of adequate documentation of our system of internal controls, (iv) lack of formal accounting policies and procedures and related documentation, (v) deficiencies in our information technology systems and (vi) inexperience and review of our formal budgeting process, which has been operational for less than one year.

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Steps taken to address noted deficiencies and inherent limitations

          We have taken steps to address the above identified deficiencies, including (i) hiring of an outside accounting firm, other than our independent public accounting firm, to assist with preparation of our quarterly and annual reports, (ii) instituting a plan to update our accounting policies and procedures and budgeting processes, (iii) ongoing training and education regarding United States generally accepted accounting principles and Securities and Exchange Commission reporting and disclosure requirements and (iv) an ongoing process to upgrade our existing information technology systems.

          Management believes that due to our nature and size, with only six United States employees (including Crown, which provides management services under the Management Agreement), it may not be economically feasible to completely eliminate and or mitigate all noted deficiencies in internal control over financial reporting. Management believes to do so would require the addition of several high-level accounting and financial reporting staff or the engagement of additional outside accounting and legal firms as well as the potential addition of several administrative positions that we believe may not make economic sense for our shareholders. The existence of these deficiencies potentially subjects our Company to additional risk that there may be material misstatements in the future as a result of the misapplication of United States generally accepted accounting principles or the improper recording of our accounts from the lack of segregation of duties.

Integrity of the financial information

          Our officers assure themselves of the integrity of financial information by applying existing control procedures. For example our CFO reconciles general ledger balances to subsidiary ledgers or supporting schedules for all significant accounts and also performs various analytical procedures on financial information. Officers also hold informal meetings to review and approve all financial information.

          In addition, our senior management consists of Mr. Herald, our CEO, Mr. Maronick, our CFO and Mr. Hunt, our Vice President of Operations and our entire Company (including Crown, which provides management services under the Management Agreement) has only six United States employees. With such a small and (operationally) efficient staff, we are in constant contact on a daily basis and are intimately familiar with the contents of our financial information and the related disclosures. Our senior management essentially creates our financial information as opposed to having financial information "provided" to them as may be the case with larger organizations. Furthermore, our total number of transactions, for example checks drawn on our bank accounts and recorded journal entries to our accounting records, rarely exceed 150 per month. We believe this gives us a natural advantage over large organizations, but has its limitations, as discussed above, for example with regard to internally available depth of knowledge in complex accounting and reporting and the application of all United States generally accepted accounting principles. Mr. Maronick has and will continue to regularly attend ongoing professional training in these areas to stay up to date. We intend to continue to utilize the outside accounting firm, discussed above, (not our independent registered public accounting firm) to assist in preparation of our financial statements and disclosures. We believe these steps also provide management with additional assurance regarding the integrity of our financial information.

          Our audit committee also reviews the financial information including discussions with the outside accounting firm and our independent registered public accounting firm. Management regularly discusses our financial statements and the annual and quarterly filings on Form 10-K and Form 10-Q with our outside accounting firm and members of the audit committee to satisfy management regarding the integrity of the financial information included in public filings with the Securities and Exchange Commission.

          Accordingly, the combination of all of the above factors along with our existing disclosure controls and procedures and our systems of internal control, including the implementation of the steps we have taken to mitigate the above noted deficiencies, allow management to assure themselves of the integrity of our financial information.

Exhibits 31.1 and 31.2

6.     Please include properly worded certifications in your amended filing as required by Item 601(b)(31). We note this Exhibit should be titled "Certifications."

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RESPONSE:

          We will properly title all future Exhibits 31.1 and 31.2 as "Certifications."

Engineering Comments

General

7     To the extent the Company's web site contains disclosure about adjacent or other properties on which the Company has no right to explore or mine, include the following language along with the following cautionary note, including the bolding and indenting:

This web site also contains information about adjacent properties on which we have no right to explore or mine. We advise U.S. investors that the SEC's mining guidelines strictly prohibit information of this type in documents filed with the SEC. U.S. investors are cautioned that mineral deposits on adjacent properties are not indicative of mineral deposits on our properties.

RESPONSE:

          We have included the language above, including italics and indenting in our website at every property where we include any disclosure about adjacent or other properties where we have no right to explore or mine.

Libertad Gold Property

8.     The Mineralization section refers to gold values up to a stated value. As a general checklist, when reporting the results of sampling and chemical analyses:

     Disclose only weighted average sample analyses associated with a measured length or substantial volume.
     Eliminate all analyses from "grab" or "dump" samples, unless the sample is of a substantial and disclosed weight.
     Eliminate all disclosure of the highest values or grade of sample tests.
     Eliminate grades disclosed as "up to" or "as high as."
Eliminate statements containing grade and/or sample width ranges.
     Aggregated sample values from related locations should be aggregated based upon a weighted average of lengths of the samples.
     Generally use tables to improve readability of sample and drilling data.
     Soil samples may be disclosed as a weighted average amount over an area.
     Refrain from reporting single soil sample values.
     Convert all ppb values to ppm quantities for disclosures.

Please revise your filing accordingly.

RESPONSE:

          In our future filings, we will eliminate the disclosure of grades "up to" a reported value which was previously included and the paragraph will be consistent with the following revised version of the paragraph previously included in our 2005 Form 10-K:

6. Mineralization

          Alteration of the intermediate composition volcanic flows consists of argillic and phyllic assemblages with sparse disseminated pyrite. Quartz veins, generally of 10 cm or less in width occur sporadically within the exposed window of altered volcanics. One vein of up to 15 meters in width has been traced for 300 meters along strike and may continue, as inferred by alteration, for an additional 700 meters. The vein is composed of quartz with very low amounts of pyrite.

SUMMARY:

          As a result of the subsequent and prospective disclosures discussed above, including the updates currently included in our website, Solitario does not believe amending the currently filed 2005 Form 10-K, would provide significant additional benefit to readers of our periodic reports. Accordingly we believe it is not necessary to file an amended 2005 Form 10-K.

          If you have any questions regarding this response letter, our 2005 Form 10K or any other filing, please contact either Christopher E. Herald or me at Crown at (303) 534-1030.

Sincerely,

/s/ James R. Maronick